05011655

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No. 05/DIR/1039

Jakarta, September 29, 2005

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

SUPPL

Re: **PT Bank Buana Indonesia Tbk.**
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO.	DOCUMENTS*	DATED
1.	Plan to Hold an Extraordinary General Shareholders Meeting	September 07, 2005
2.	Result of Extraordinary General Shareholders Meeting	September 08, 2005
3.	PT Bank Buana Indonesia Tbk.'s Notarial Deed	September 08, 2005
4.	Proof of Publication	September 14, 2005

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

Should....

JS/iv
05DIR1039 – Adr.doc

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

Should you have any queries, please do not hesitate to contact the following personnel:

Mrs. Juliana Samudro
Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned name.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Pardi Kendy
Managing Director

Eddy Muljanto
Managing Director

JS/iv
05DIR1039 – Adr.doc

File Number :
82-34694

No. 05/DIR/940

Attachment 1/4

Jakarta, September 7, 2005

Mr. Darmin Nasution
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re : Plan to Hold an Extraordinary General Shareholders Meeting

Dear Sir,

In accordance with Capital Market's Rule No. IX.I.1: Plan and Implementation of the General Shareholders Meeting, the attachment of Head of Indonesian Capital Market Supervisory Board's Decision No. KEP-60/PM/1996 dated January 17, 1996, we would like to inform you that we plan to hold an Extraordinary General Shareholders Meeting on:

Day/Date	: Friday / October 14, 2005
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350

With the agenda of : "Approval on the new composition of the Board of Commissioners and Board of Directors of PT Bank Buana Indonesia Tbk."

We enclose draft of Announcement to Shareholders and Notification Publication that would be published on Newspapers accordingly in line with the Bank's Article of Association and the Indonesian Capital Market regulation.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

PT BANK BUANA INDONESIA Tbk.
(the "Bank")

ANNOUNCEMENT TO SHAREHOLDERS

Please be informed that on Friday, October 14, 2005 the Bank would hold an Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on Thursday, September 29, 2005, on 2 (two) national newspapers in Bahasa Indonesia.

Shareholders who can attend the Meeting are those listed on the Shareholders' List as of September 28, 2005 at 4:00 PM.

All proposed agendas from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 (three) days before September 29, 2005 at the latest.

Jakarta, September 14, 2005
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

Attachment 1/4

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all Shareholders to attend the company's Extraordinary General Shareholders Meeting ("Meeting"), which is going to be held on:

Day/Date	: Friday / October 14, 2005
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta

With the agenda of : "Approval on the new composition of the Board of Commissioners and Board of Directors of PT Bank Buana Indonesia Tbk."

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of September 28, 2005 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Corporate Secretary Division, Bank Buana Harmoni Building, 4th Floor, Jl. Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585 ext. 3401/3403 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18, Menteng, Jakarta 10340, phone (021) 3900645, 3905920.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, September 29, 2005

PT BANK BUANA INDONESIA Tbk.

Board of Directors

File Number :
82-34694

No. 05/DIR/946

Attachment 2/4

Jakarta, September 8, 2005

Mr. Darmin Nasution
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Result of Extraordinary General Shareholders Meeting

Dear Sir,

With reference to our letter No.05/DIR/790 dated August 1, 2005 on Plan to Hold an Extraordinary General Shareholders Meeting (EGM) PT Bank Buana Indonesias Tbk. (Bank Buana), we would like to inform you that the Extraordinary General Shareholders Meeting (EGM) Bank Buana has been held on September 7, 2005 at Bank Buana Wahid Hasyim Building, Meeting Room 5th Floor, Jl. Wahid Hasyim No. 89, Jakarta 10350 with the following decisions :

1. Approve the Acquisition Plan to be conducted by UOB International Investment Private Limited (UOBII).
2. Approve the Acquisition Plan and Draft of Acquisition Deed.
3. Approve the authorization of the Board of Director's to sign any document in line with the acquisition, to declare the result of this Meeting in front of Notary Public including to all related Government Institutions, to represent the Bank's in accordance to the Indonesian law which include changing Draft of Acquisition Deed as deemed necessary by the Government Institutions in line with the applied law and regulations.

We enclose proof of publication on the Result of Result of Extraordinary General Shareholders Meeting (EGM) of PT Bank Buana Indonesia Tbk. that has been published on 2 (two) Daily Morning Newspapers, Media Indonesia and Bisnis Indonesia on September 8, 2005.

Please be informed accordingly

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

Attachment 2/4

PT BANK BUANA INDONESIA Tbk.
("the Bank")

RESULT OF
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

We would like to inform you that the Extraordinary General Shareholders Meeting ("Meeting") of the Bank has been held on September 7, 2005 at Bank Buana Wahid Hasyim Building, Meeting Room 5th Floor, Jl. Wahid Hasyim No. 89, Jakarta 10350 with the following decisions :

1. Approve the Acquisition Plan to be conducted by UOB International Investment Private Limited (UOBII).
2. Approve the Acquisition Plan and Draft of Acquisition Deed.
3. Approve the authorization of the Board of Director's to sign any document in line with the acquisition, to declare the result of this Meeting in front of Notary Public including to all related Government Institutions, to represent the Bank's in accordance to the Indonesian law which include changing Draft of Acquisition Deed as deemed necessary by the Government Institutions in line with the applied law and regulations.

Jakarta, September 8, 2005

PT BANK BUANA INDONESIA Tbk.

Board of Directors

File Number :
82-34694

No. 05/CST/012

Attachment 3/4

Jakarta, September 8, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : PT Bank Buana Indonesia Tbk.'s Notarial Deed

Dear Sir/Madam,

With reference our letter No.05/DIR/946 dated September 8, 2005 on Result of Extraordinary General Shareholders Meeting PT Bank Buana Indonesia Tbk. (Bank Buana), please find enclosed :

1. Deed No. 11 dated September 7, 2005 on Minutes of Extraordinary General Meeting of Shareholders of PT Bank Buana Indonesia Tbk. composed by Notary Public Fathiah Helmi, SH. in Jakarta.
2. Deed No. 12 dated September 7, 2005 on Result of Extraordinary General Meeting of Shareholders of PT Bank Buana Indonesia Tbk. composed by Notary Public Fathiah Helmi, SH. in Jakarta.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Pardi Kendy Juliana Samudro

LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR
M. LUHUT SITORUS

Menara Thamrin 2nd Floor, Suite 202
Jl. M.H. Thamrin Kav. 3, Jakarta 10250
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567
e-mail: fathiah@indosat.net.id

MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk. (A LIMITED LIABILITY COMPANY) abbreviated into PT BBI Tbk.

Number: 11.-

-On this day, Wednesday, the seventh of September, two thousand and five (7-9-2005).-------------------------

-At 11.14 (fourteenth minutes past eleven) Western Indonesia Time.-------------------------------------

-I, **DINA CHOZIE**, Sarjana Hukum (Master of Law), by virtue of Oath Taking Official Report of the Substitute Notary dated the twenty sixth of July, two thousand and five (26-7-2005), based on the Written Decision of the Chairman of Notary Public Area Supervisory Board for the Jakarta Special Capital Region, Department of Law and Human Rights of the Republic of Indonesia dated the thirteenth of July, two thousand and five (13-7-2005) Number: W7.HT.03.07-1107 Th 2005, a substitute for **FATHIAH HELMI**, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:------------

-At the request of the Board of Directors of **PT BANK BUANA INDONESIA Tbk** (a limited liability company) **abbreviated into PT BBI Tbk,** domiciled/located in Jakarta, the Articles of Association of which had been

-In order to draw up Minutes of Meeting regarding all matters to be discussed and decided in an Extraordinary General Meeting of Shareholders of the said Company, and such Meeting was held on the day, date, hour and at the place as mentioned above.-------------------------

-Present in the Meeting and therefore appearing before me, the Notary Public:--------------------------------

I. The members of the Board of Directors of the Company:

1. Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD,** born in Jakarta, on the second of September, nineteen hundred and fifty eight (2-9-1958), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk Blok I/8/23, Neighborhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;---

   -The holder of a Resident's Identity Card number: 09.5208.020958.0313, which is valid until the second of September, two thousand and seven (2-9-2007).--

   -according to his statement in this matter acting as the President Director of the Company.------

2. Mr. **ARIS JANASUTANTA SUTIRTO**, born in Surabaya, on the twenty ninth of April, nineteen hundred

and forty five (29-4-1945), privately employed person, Indonesian Citizen, residing in West Jakarta, Green Garden Blok P-3/7, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;------

-The holder of a Resident's Identity Card number: 09.5205.290445.5502, which is valid until the twenty ninth of April, two thousand and eight (29-4-2008);----------------------------------

-according to his statement in this matter acting as a Director of the Company.-----------

3. Mr. **EDDY MULJANTO**, born in Jakarta, on the twenty third of March, nineteen hundred and forty seven (23-3-1947), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Krekot Bunder IV number 9, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 007, Pasar Baru Village/Suburb, Sawah Besar Sub-District;------

   -The holder of a Resident's Identity Card number: 09.5002.230347.0001, which is valid until the twenty third of March, two thousand and six (23-3-2006);----------------------------------

   -according to his statement in this matter acting as a Director of the Company.-----------

CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

4. Mr. **PARDI KENDY**, born in Pontianak, on the twenty seventh of September, nineteen hundred and fifty eight (27-9-1958), privately employed person, Indonesian Citizen, residing in Bekasi, Jalan Niaga Raya Blok C number 09, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 011, Sepanjang Jaya Village/Suburb, Rawalumbu Sub-District;--------

   -The holder of a Resident's Identity Card number: 10.5509.270958.0003, which is valid until the twenty seventh of September, two thousand and seven (27-9-2007);----------------------------

   -currently being present in Jakarta;-----------

   -according to his statement in this matter acting as a Director of the Company.-----------

5. Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person, Indonesian Citizen, residing in East Jakarta, Era Mas 2000 E 4/12, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;-----------

   -The holder of a Resident's Identity Card number: 09.5402.230954.0188, which is valid until the

CERTIFIED AUTHORIZED AND SWORN TRANSLATOR
M. LUHUT SITORUS

twenty third of September, two thousand and seven (23-9-2007);----------------------------

-according to his statement in this matter acting as a Director of the Company.-----------

6. Mr. **AW TEE WOO,** born in Kelantan, on the eleventh of June, nineteen hundred and fifty one (11-6-1951), privately employed person, Malaysian Citizen, currently being present in Jakarta;--------------------------------------

-The holder of a Malaysian Passport Number: A12103607, which is valid until the seventh of August, two thousand and seven (7-8-2007);-----

-according to his statement in this matter acting as a Director of the Company.-----------

8. Mr. **SOEHADIE TANSOL**, Master of Business Administration, born in Pontianak, on the second of May, nineteen hundred and fifty nine (2-5-1959), privately employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk J.12/17, Neighborhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;--------------------------------

-The holder of a Resident's Identity Card number: 09.5208.020559.5511, which is valid until the

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

second of May, two thousand and seven (2-5-2007);--

-according to his statement in this matter acting as a Director of the Company.-----------

II. The Members of the Board of Commissioners of the Company;---

1. Mr. **RADEN RACHMAD,** born in Demak, on the twelfth of April, nineteen hundred and thirty one (12-4-1931), privately employed person, Indonesian Citizen, residing in West Jakarta, Jalan Kembangan Sakti II D9/7, Neighborhood Association (Rukun Tetangga) 012, Community Association (Rukun Warga) 004, Kembangan Selatan Village/ Suburb, Kembangan Sub-District;---------------

   -The holder of a Resident's Identity Card number: 3801.2564/120431083, which is valid for the duration of his life.-------------------------

   -according to his statement in this matter acting as the President Commissioner of the Company.--------------------------------------

2. **Mr. QUEK CHER TECK,** born in Singapore, on the twenty fourth of February, nineteen hundred and fifty five (24-2-1955), privately employed person, Singaporean Citizen, currently being present in Jakarta.--------------------------

-The holder of Singaporean Passport Number: SD014461D, which is valid until the twenty ninth of September, two thousand and seven (29-9-2007);--

-according to his statement in this matter acting as the Vice President Commissioner of the Company.------------------------------------

3. Mr. **LUKITO WINARTO,** born in Jakarta, on the twenty first of October, nineteen hundred and fifty nine (21-10-1959), privately employed person, Indonesian Citizen, residing in West Jakarta, Jalan Taman Daan Mogot III number 1A, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 001, Tanjung Duren Utara Village/Suburb, Grogol Petamburan Sub-District;----------------------

-The holder of a Resident's Identity Card number: 09.5202.211059.0082, which is valid until the twenty first of October, two thousand and eight (21-10-2008);----------------------------------

-according to his statement in this matter acting as a Commissioner of the Company.-------

4. Mr. **WIMPIE WIRJA SURJA,** born in Sibolga, on the twenty ninth of August, nineteen hundred and forty six (29-8-1946), privately employed person, Indonesian Citizen, residing in West

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

Jakarta, Green Garden Blk M-3/72, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 010, Kedoya Utara Village/Suburb, Kebon Jeruk Sub-District;------

-The holder of a Resident's Identity Card number: 09.5202.290846.0053, which is valid until the twenty ninth of August, two thousand and six (29-8-2006);------------------------------------

-according to his statement in this matter acting as a Commissioner of the Company.-------

III. Shareholders of the Company:---------------------

1. Mr. **BAMBANG SUTEDJO,** born in Palu, on the sixteenth of November, nineteen hundred and thirty six (16-11-1936), privately employed person, Indonesian Citizen, residing in Central Jakarta, Jalan Petojo VIY IV/25A, Neighborhood Association (Rukun Tetangga) 010, Community Association (Rukun Warga) 006, Cideng Village/ Suburb, Gambir Sub-District;------------------

   -The holder of a Resident's Identity Card number: 09.5001.161136.0001, which is valid for the duration of his life;-------------------------

   -according to his statement in this matter acting in his capacity as the President Director of PT Sari Dasa Karsa mentioned below, and as such representing the Board of Directors

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

of and therefore for and on behalf of **PT SARI DASA KARSA** (a limited liability company), domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirteenth of September, nineteen hundred and eighty three (13-9-1983) number: 73, Supplement number 833, the said Articles of Association had been amended several times, and the most recent amendment to the said Articles of Association had been promulgated in the State Gazette of the Republic of Indonesia dated the fourteenth of May, two thousand and two (14-5-2002) number: 39, Supplement number: 4722, the said company in this matter acting as the owner and the holder of 2,509,773,009 (two billion five hundred nine million seven hundred seventy three thousand nine) shares in the Company.---

2. Mr. **IWAN SATAWIDINATA,** born in Jakarta, on the ninth of July, nineteen hundred and sixty eight (9-7-1968), privately employed person, residing in Central Jakarta, Jalan Petojo Sabangan IX/ 6A, Neighborhood Association (Rukun Tetangga) 008, Community Association (Rukun Warga) 004, Petojo Selatan Village/Suburb, Gambir Sub-District;---

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

-The holder of a Resident's Identity Card number: 09.5001.090768.0381, which is valid until the ninth of July, two thousand and six (9-7-2006);

-according to his statement in this matter acting by virtue of the privately drawn up Power Of Attorney For The General Meeting Of Shareholders Of PT Bank Buana Indonesia Tbk, dated the second of September, two thousand and five (2-9-2005), and attached to the minutes of this deed, as a proxy of and therefore for and on behalf of **UOB INTERNATIONAL INVESTMENTS PRIVATE LIMITED**, a corporation duly incorporated and existing under the laws of Singapore, domiciled/located at 80 Raffles Place UOB Plaza Singapore 048624, the said corporation in this matter as the owner and holder of 1,326,239,219 (one billion three hundred twenty six million two hundred thirty nine thousand two hundred nineteen) shares in the Company.---------------

3. Mr. **MUHAMAD SYAMSU QOHAR,** born in Jakarta, on the twenty sixth of February, nineteen hundred and seventy five (26-2-1975), privately employed person, Indonesian Citizen, residing in Bekasi, Komplek DDN A 26, Neighborhood Association (Rukun Tetangga) 001, Community Association

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR
M. LUHUT SITORUS

(Rukun Warga) 006, Bintara Jaya Village/Suburb, Bekasi Barat Sub-District;--------------------

-The holder of a Resident's Identity Card number: 10.5504.260275.1007, which is valid until the twenty sixth of February, two thousand and eight (26-2-2008);----------------------------

-currently being present in Jakarta;-----------

-according to his statement in this matter acting by virtue of the privately drawn up Power of Attorney for the Extraordinary General Meeting of Shareholders of PT Bank Buana Indonesia Tbk, dated the seventh of September, two thousand and five (7-9-2005), and attached to the minutes of this deed, as a proxy of and therefore for and on behalf of **MLPFSI SECURITIES ACCOUNT**, a corporation duly incorporated and existing under the laws of Hongkong, having its address at HSBC Jakarta, the said corporation in this matter as the owner and holder of 911,168,517 (nine hundred eleven million one hundred sixty eight thousand five hundred seventeen) shares in the Company.--------------

4. **THE GENERAL PUBLIC**, a total of 486,378,550 (four hundred eighty six million three hundred seventy eight thousand five hundred fifty) shares in the Company.------------------------

IV. Invitee of the Company:---------------------------

- Miss. TASDIKIAH, born in Jakarta, on the thirteenth of July, nineteen hundred and seventy three (13-7-1973), privately employed person, Indonesian Citizen, residing in Central Jakarta, Kalipasir number: 15, Neighborhood Association (Rukun Tetangga) 014, Community Association (Rukun Warga) 010, Kebon Sirih Village/Suburb, Menteng Sub-District;----------

  -The holder of a Resident's Identity Card number: 09.5006.530773.0101, which is valid until the thirteenth of July, two thousand and eight (13-7-2008);---------------------------------------

  -according to her statement in this matter acting in her capacity as a Legal Consultant for UOB International Investment Private Limited, and therefore representing Legal Consultant Office of "Makarim & Taira S", present at the invitation of the Board of Directors of the Company.---------------------

-The Shareholders and/or their Proxies were present in the Meeting as evidenced by the list of attendance dated this day which was signed by the shareholders and/or their proxies mentioned above and the same is attached to the minutes of this deed.--------------------------

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

-In accordance with the provisions of paragraph 1 of Article 22 of the Company's Articles of Association, the person appearing before me, Mr. RADEN RACHMAD mentioned above as the President Commissioner of the Company, by virtue of the privately drawn up Letter of Appointment from the Board of Commissioners of the Company dated the sixteenth of August, two thousand and five (16-8-2005) Number: 05/KOM/010 and the original of which is attached to the minutes of this deed, acting as the Chairman of the Meeting.------------------------

-That before the Meeting is commenced, Mr. RADEN RACHMAD mentioned above had shown to me, the Notary Public, the Register of Shareholders of the Company dated the twenty second of August, two thousand and five (22-8-2005) and he fully guaranteed that the owners/holders of shares as contained in the said Register of Shareholders of the Company are true and lawfully proved the ownership right to shares of the Company and according to his statement the shares owned by the shareholders who were present or represented in the Meeting are in accordance with the Register of Shareholders of the Company on the twenty second of August, two thousand and five (22-8-2005) up to 16.00 (sixteen O'clock) Western Indonesia Time.--------------------------------

-Subsequently, the Chairman of Meeting opened the Meeting and informed the meeting as follows:-----------

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

A. -That the purpose of the convening/holding of the Meeting is to fulfill the request of PT Sari Dasa Karsa as a Shareholder of the Company with the shareholding percentage of 43.53% (forty three point fifty three percent) by means of the letter dated the twenty seventh of July, two thousand and five (27-7-2005) Number: 53A/SDK/VII/05 in connection with the plan of UOB International Investment Private Limited (hereinafter referred to as the "UOBII") to acquire the Company's shares from PT Sari Dasa Karsa and other Shareholders of the Company as provided for in Paragraph 2 of Article 20 of the Company's Articles of Association.-------

-The Meeting also convened (was held) in order to fulfill the provisions of paragraph 3 of article 103 of Laws of the Republic of Indonesia Number 1 regarding Limited Liability Company in conjunction with paragraph 2 of Article 29 of the Government Regulations of the Republic of Indonesia Number 28 of 1999 regarding Merger, Consolidation and Acquisition of General Bank, Decree of the Board of Directors of Bank Indonesia Number: 32/51/KEP/DIR dated the fourteenth of May, nineteen hundred and ninety nine (14-5-1999) regarding Requirements and Procedure for Merger, Consolidation and Acquisition of General Bank and the provisions of paragraph 2 of Article 27 of the Company's Articles of Association, an announcement on information of

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

acquisition entitled "Summary of Acquisition Plan" has been placed on Bisnis Indonesia and Media Indonesia (Morning daily newspapers) dated the fifth of August, two thousand and five (5-8-2005) as well as Correction to the Summary of Acquisition Plan on the same newspapers on the twelfth of August, two thousand and five (12-8-2005).---------

-That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications of the convening/holding of the Meeting had been served/sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the eighth of August, two thousand and five (8-8-2005).---------------------

-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the twenty third of August, two thousand and five (23-8-2005) which shall read as follows:---------------

---------- PT BANK BUANA INDONESIA Tbk. ----------

---------------- ("THE COMPANY") ----------------

---------- Domiciled/Located in Jakarta ----------

------------------- **NOTICE** -------------------

-- **EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS** --

The Company's Board of Directors hereby invites the Shareholders to attend an Extraordinary General Meeting of Shareholders ("the Meeting") which will be held on:--

Day/Date	:	Wednesday/September 7, 2005;---
Time	:	10.00 Western Indonesia Time up to the end (closing);----------
Place	:	PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building, Meeting Room 5th Floor, -------- Jl. Wahid Hasyim No. 89 ------- Central Jakarta.---------------

Items on the Agenda:-----------------------------

1. Approval for acquisition of the Company to be conducted by UOB International Investment Private Limited (UBOII);------------------
2. Approval for Acquisition Plan and Draft of Acquisition Deed.---------

Notes:---

1. In accordance with Paragraph 3 of Article 21 of the Company's Articles of Association, the Company does not send separate invitations to

the Shareholders. Therefore, this advertisement is regarded as an official invitation.--------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either the Company's shares in the form of warrant or shares in the collective safekeeping on August 22, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.------

3. The Shareholders who are not able to attend the meeting, may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as proxy shall not be counted in the casting of votes.----------------------------

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary and Legal Bureau, Bank Buana Harmoni Building, 4th Floor, Jln. Gajah Mada No. 1A, Jakarta 10130, (Phone.: (021) 6330585 ext 3401/3403 or at the Company's Stock Administration Bureau, PT Sirca Datapro Perdana, Sirca Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Phone. (021) 3900645, 3905920.-

6. For the Shareholders, who are represented by his/her Proxy, Written Power of Attorney shall have been received by the Company or Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.--------------------------------------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the

person who represent the said legal entity/ body.---

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.--------------

----------------- Jakarta, August 23, 2005 -------

--------------- PT BANK BUANA INDONESIA Tbk. -----

------------------ The Board of Directors --------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of this deed.----------

B. -That in accordance with the Register of Shareholders of the Company as of the twenty second of August, two thousand and five (22-8-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.--------------------

C. That a total of 5,233,559,295 (five billion two hundred thirty three million five hundred fifty nine thousand two hundred ninety five) shares or approximately 90.76% (ninety point seventy six percent) of the total shares which have been issued

by the Company were present and/or represented in the Meeting, so based on paragraph 1 of Article 27 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding decisions regarding the matters to be discussed in accordance with the items on the agenda of the Meeting.----------------------------

-That the items on the agenda of the Meeting is as follows:--

1. Approval for acquisition of the Company to be conducted by UOB International Investment Private Limited (UBOII);----------------------------------

2. Approval for Acquisition Plan and Draft of Acquisition Deed.----------------------------------

Furthermore, the Chairman of the Meeting informs the following matters:-------------------------------------

-In connection with the Agenda of the Meeting, documents relating to the Agenda of the Meeting, namely the Acquisition Plan and Draft of Acquisition Deed have been distributed to the Shareholder or Proxy of the Shareholders.---------

-Since the first agenda and the second agenda of the Meeting are interrelated, the discussion, inquiry and decision-making will be conducted simultaneously.-----------------------------------

-Furthermore, the Chairman of the Meeting starts to discuss the Agenda of the Meeting as follows:----------

Approval for Acquisition of the Company to be conducted by UOB International Investment Private Limited.-------

-The Chairman of the Meeting requests the Shareholders and Proxy of the Shareholders to view the slide to obtain a clear picture of the Acquired Party, namely the Company and the Acquiring Party, namely UOBII.-----

-Furthermore, the Chairman of the Meeting requests the President Director of the Company, Mr. Jimmy Henricus Kurniawan Laihad to read it out.----------------------

-Furthermore, Mr. Jimmy Henricus Kurniawan Laihad as the President Director of the Company makes the following explanation:--------------------------------

REGARDING THE COMPANY --------------------------------

- Incorporated/established in 1956 (nineteen hundred and fifty six) and is one of the oldest Bank in Indonesia.---------------------------------------
- Since 2000 (two thousand) it has become a Public Company and its shares are listed and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange.
- It has 187 (one hundred eighty seven) offices service networks scattered in 18 (eighteen) Provinces in Indonesia with office location at the

CERTIFIED AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

center for trade activity, hundreds of ATM's owned and thousands of ALTO ATM and ATM Bersama.---------

- The main market share is the trade business player and industry, as well as related services.---------
- The Company is owned by strategic shareholders, namely International Finance Corporation (IFC), a subsidiary of the World Bank in 2003 (two thousand and three) and followed by UOBII in 2004 (two thousand and four), with the ownership of 23% (twenty three percent) of the placed and paid up capital of the Company.----------------------------
- It obtains the predicate of "Very Good" consecutively from 1999 (nineteen hundred and ninety nine) to 2004 (two thousand and four) by Info Bank Magazine and obtains A- (A minus) Corporate rating from Pefindo and Fitch Rating.-------------------------

REGARDING UOB INTERNATIONAL INVESTMENT PRIVATE LIMITED-

- Incorporated/established in 1980 (nineteen hundred and eighty) in Singapore as a Limited Liability Company.--
- UOBII is a subsidiary fully owned by United Overseas Bank Limited (UOB) and it is an investment company.--
- At present UOBII has 1,326,239,219 (one billion three hundred twenty six million two hundred thirty nine thousand two hundred nineteen) ordinary shares

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

in the Company or 23% (twenty three percent) of the placed and paid up capital of the Company.---------

REGARDING UNITED OVERSEAS BANK (UOB) -----------------

- This Bank has global networks in 18 (eighteen) countries in Asia Pacific region, Western Europe and Northern America with 61 (sixty one) offices in Singapore, more than 300 (three hundred) offices scattered in Australia, Brunei, Canada, China, France, Hong Kong, Indonesia, Japan, Malaysia, Myanmar, The Philippines, South Korea, Taiwan, Thailand, United Kingdom, United States of America and Vietnam.--
- Listed as the second major bank in Singapore with total Asset of S$ 112 billion (one hundred twelve billion Singaporean Dollars) as of the thirty first of December, two thousand and four (31-12-2004).---

REASONS FOR UOB FOR SELECTING THE COMPANY ------------

- Indonesia's economy is expected to grow to be the strongest in South-East Asia in the future.--------
- The strong economic growth supported by huge population namely reaching 220 (two hundred twenty) million is expected to accelerate the growth of the financial service sector in Indonesia.-------------

- Bank Buana has some experience and successful business in establishing cooperation with small-scale and medium-scale business in Indonesia.------

- UOB will be able to assist Bank Buana in increasing its income by sharing the experience and expertise in the banking area, among others:-----------------
  - Capacity of consumer's banking distribution;----
  - Capacity and packaging of product and service;--
  - Reengineering process;-------------------------
  - Risk management;--------------------------------

REASONS OF THE COMPANY FOR SELECTING UOBII-------------

- It will promote the success and the Company's business into a new stage and enables the company to enter into the area of national banking competition both with local and foreign banks.-----

- The company has had a very dynamic plan for the future and the existence of a strong majority shareholder such as UOB will considerably assist in realizing the plan.------------------------------

- The consumer product and strong distribution capacity of UOB in Singapore and others parts of South-East Asia, are expected to be able to be shared together with the Company in the domestic market.--

CERTIFIED, AUTHORIZED AND SWORN ★ TRANSLATOR ★ M. LUHUT SITOMUS

- Upon the development of the sector of small and medium scale business and consumer banking business, the Company has established cooperation with UOB to improve risk management and credit process of Bank Buana.----------------------------
- In the sector of small-scale and medium-scale business, the Company is adequately recognized to have succeeded in establishing cooperation. With the aid of UOB, the Company expects to be able to become one of the main players in the small-scale and medium-scale business and in the area of consumer banking in Indonesia.--------------------

ACQUISITION PLAN -----------------------------------

- The total shares to be acquired are originating from PT Sari Dasa Karsa and other shareholders totaling 1,729,872,821 (one billion seven hundred twenty nine million eight hundred seventy two thousand eight hundred twenty one) shares or 30% (thirty percent) of the total shares which had been placed and paid-up by the Company and it is an additional ownership of the shares which have been owned at present, namely 23% (twenty three percent) of the total shares which had been placed and paid-up by the Company.------------------------------
- The composition of the Company's shares ownership (shareholding composition) after acquisition is as follows:--

CERTIFIED, AUTHORIZED AND SWORN ★ TRANSLATOR ★ M. LUHUT SITORUS

- UOBII totaling 3,056,112,040 (three billion fifty six million one hundred twelve thousand forty) shares or 53% (fifty three percent) of the total shares which had been placed and paid-up by the Company;-----------------------------
- PT Sari Dasa Karsa totaling 1,327,693,247 (one billion three hundred twenty seven million six hundred ninety three thousand two hundred forty seven) shares or 23.03% (twenty three point zero three percent) of the total shares which had been placed and paid-up by the Company;---------
- International Finance Corporation totaling 306,532,397 (three hundred six million five hundred thirty two thousand three hundred ninety seven) shares or 5.32% (five point thirty two percent) of the total shares which had been placed and paid-up by the Company;--------------
- Public totaling 1,075,905,053 (one billion seventy five million nine hundred five thousand fifty three) shares or 18.65% (eighteen point sixty five percent) of the total shares which had been placed and paid-up by the Company.-----

- Anticipated schedule of acquisition:---------------
    - The announcement on summary of acquisition plan is on the fifth of August, two thousand and five (5-8-2005);-------------------------

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

- The notification of Extraordinary General Meeting of Shareholders (RUPSLB) is on the eighth of August, two thousand and five (8-8-2005);--------------------------------------

- The notice of RUPSLB is on the twenty third of August, two thousand and five (23-8-2005);

- The announcement to the Company's employees regarding the acquisition is on the twenty third of August, two thousand and five (23-8-2005);--------------------------------------

- RUPSLB is on the seventh of September, two thousand and five (7-9-2005);---------------

- The reporting of the results of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);---------------------------

- The announcement on results of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);---------------------------

- The Submission of document on Fit and Proper Test to Bank Indonesia is on the eighth of September, two thousand and five (8-9-2005);-

- The anticipated date of approval from Bank Indonesia is on the tenth of October, two thousand and five (10-10-2005);-------------

- The settlement of payment in connection with the shares purchase agreement is on the

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

fourteenth of October, two thousand and five (14-10-2005);--------------------------------

- The signing of the acquisition deed is on the fourteenth of October, two thousand and five (14-10-2005);--------------------------------

-After Mr. Jimmy Henricus Kurniawan Laihad has presented his explanations on the agenda of the Meeting, the agenda of the Meeting is returned to the Chairman of the Meeting to continue the Meeting.-------

-Subsequently, the Chairman of the Meeting explains about the second agenda of the Meeting namely the Approval for Acquisition Plan and Draft of Acquisition Deed.--

PLAN AND DRAFT OF ACQUISITION DEED -------------------

The Acquisition Plan and Draft of Acquisition Deed had been distributed to the shareholders or proxy of the shareholders who were present before entering into the Meeting room and the Summary of the Acquisition Plan had been announced in Bisnis Indonesia and Media Indonesia newspapers on the fifth of August, two thousand and five (5-8-2005) and its correction on the twelfth of August, two thousand and five (12-8-2005).--

The draft of Acquisition Deed covers:-----------------

- Article 1: Acquisition and Price of Acquisition;

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

- Article 2: Representation and Warranties of the-Seller;--------------------------------
- Article 3: Representation and Warranties of the-Purchaser;---------------------------
- Article 4: Miscellaneous;----------------------

-Further explanations on the first agenda and the second agenda of the Meeting can be seen in the Acquisition Plan and Summary of Acquisition Deed Plan.-

-In line with the existing provision after the completion of the acquisition process of the Company, UOB International Investment Private Limited will take follow-up action to conduct a Tender Offer for the remaining shares of Bank Buana owned by the Shareholders which are not owned by UOBII in accordance with the Regulations of Bapepam (Capital Market Supervisory Board) Number: IX.H.1 regarding Take-over of Public Company and Regulations of Bapepam Number: IX.F.1 regarding Tender Offer.------------------------

-Subsequently, with regard to the Acquisition Plan of the Company to be conducted by UOB International Investment Private Limited and Acquisition Plan and Draft of Acquisition Deed, which have just been presented, it is hereby proposed to the Meeting to approve the first agenda and the second agenda of the Meeting, i.e.:---------------------------------------

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

1. To approve the Acquisition of the Company to be conducted by UOB International Investment Private Limited (UOBII) by taking over 30% (thirty percent) of the placed and paid-up capital of the Company or 1,729,872,821 (one billion seven hundred twenty nine million eight hundred seventy two thousand eight hundred twenty one) shares of PT Sari Dasa Karsa and other Shareholders, so that the ownership of UOBII in the Company increases to 53% (fifty three percent) of the placed and paid-up capital of the Company or 3,056,112,040 (three billion fifty six million one hundred twelve thousand forty) shares.---

With the following explanations:------------------

REGARDING THE COMPANY (The Acquired Party)---------

- Incorporated/established in 1965 (nineteen hundred and sixty five) and is one of the oldest Bank in Indonesia.---------------------
- Since 2000 (two thousand) it has become a Public Company and its shares are listed and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange.----------------------
- It has 187 (one hundred eighty seven) offices service networks scattered in 18 (eighteen) Provinces in Indonesia with office location at the center of trade activities, hundreds of

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

ATM's owned and thousands of ALTO ATM and Jointly Operated ATM.-------------------------

-The main market share is the trade business player and industry, as well as related services.------------------------------------

- The Company is owned by strategic shareholders, namely International Finance Corporation (IFC), a subsidiary of the World Bank in 2003 (two thousand and three) and followed by UOBII in 2004 (two thousand and four) with the ownership of 23% (twenty three percent) of the placed and paid-up capital of the Company.----------------
- It obtains the predicate of "Very Good" consecutively from 1999 (nineteen hundred and ninety nine) to 2004 (two thousand and four) by Info Bank Magazine and obtains A- (A minus) corporate rating from Pefindo and Fitch Rating.

REGARDING UOB INTERNATIONAL INVESTMENT PRIVATE LIMITED (The Acquiring Party)---------------------

- Incorporated/established in 1980 (nineteen hundred and eighty) in Singapore as a Limited Liability Company.---------------------------
- UOBII is a subsidiary fully owned by United Overseas Bank Limited (UOB) and it is an investment company.--------------------------

- At present UOBII has 1,326,239,219 (one billion three hundred twenty six million two hundred thirty nine thousand two hundred nineteen) ordinary shares in the Company or 23% (twenty three percent) of the placed and paid-up capital of the Company.------------------------

REGARDING UNITED OVERSEAS BANK (UOB) --------------

- This Bank has global networks in 18 (eighteen) countries in Asia Pacific region, Western Europe and Northern America with 61 (sixty one) offices in Singapore, more than 300 (three hundred) offices scattered in Australia, Brunei, Canada, China, France, Hong Kong, Indonesia, Japan, Malaysia, Myanmar, The Philippines, South Korea, Taiwan, Thailand, United Kingdom, United States of America and Vietnam.--------------------------------------
- Listed as the second major bank in Singapore with total asset of S$ 112 billion (one hundred twelve billion Singaporean Dollars) as of the thirty first of December, two thousand and four (31-12-2004).---------------------------------

REASONS FOR UOB FOR SELECTING THE COMPANY ---------

- Indonesia economy is expected to grow to be the strongest in South-East Asia in the future.----

- The strong economic growth supported by huge population namely reaching 220 (two hundred twenty) million is expected to accelerate the growth of the financial service sector in Indonesia.---------------------------------------
- The Company has some experience and successful business in establishing cooperation with small-scale and medium-scale business in Indonesia.--
- UOB will be able to assist the Company in increasing its income by sharing the experience and expertise in the banking area, among others:
  - Capacity of consumer's banking distribution;
  - Capacity and packaging of product and service;-------------------------------------
  - Reengineering process;----------------------
  - Risk management;---------------------------

REASONS OF THE COMPANY FOR SELECTING UOBII---------

- It will promote the success and the Company's business into a new stage and enable the Company to enter into the area of national banking competition both with local and foreign banks.--

  The company has had a very dynamic plan for the future and the existence of a strong majority shareholder such as UOB will considerably assist in realizing the plan.-----------------

M. LUHUT SITORUS AUTHORIZED AND SWORN TRANSLATOR

- The consumer product and strong distribution capacity of UOB in Singapore and others parts of South-East Asia, are expected to be able to be shared together with the Company in the domestic market.--------------------------------

- Upon the development of the sector of small and medium scale business and consumer banking business, the Company can establish cooperation with UOB to improve risk management and credit process of the Company.------------------------

- In the sector of small-scale and medium-scale business, the Company is adequately recognized to have succeeded in establishing cooperation. With the aid of UOB, the Company expects to be able to become one of the main players in the small-scale and medium-scale business and in the area of consumer banking in Indonesia.-----

Further explanation on the first agenda can be seen in the Acquisition Plan and Summary of Acquisition Plan, which have been distributed to the share-holders or proxy of the shareholders.--------------

2. To approve the Acquisition Plan and Draft of Acquisition Deed of the Company, as follows:-------

ACQUISITION PLAN ---------------------------------

- Acquisition Plan and Draft of Acquisition Deed have been distributed to the shareholders or

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

proxy of the shareholders who are present before entering into the Meeting room and the Summary of Acquisition Plan has been announced in Bisnis Indonesia and Media Indonesia newspapers on the fifth of August, two thousand and five (5-8-2005) and its correction on the twelfth of August, two thousand and five (12-8-2005).--------------------------------------

- The total shares to be acquired are originating from PT Sari Dasa Karsa and other shareholders totaling 1,729,872,821 (one billion seven hundred twenty nine million eight hundred seventy two thousand eight hundred twenty one) shares or 30% (thirty percent) of the total shares which had been placed and paid-up by the Company and it is an additional ownership of the shares which have been owned at present, namely 23% (twenty three percent) of the total shares which had been placed and paid-up by the Company.-------------------------------------

- The composition of the Company's shares ownership (shareholding composition) after acquisition is as follows:--------------------
    - UOBII totaling 3,056,112,040 (three billion fifty six million one hundred twelve thousand forty) shares or 53% (fifty three percent)

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

of the total shares which had been placed and paid-up by the Company;----------------

- PT Sari Dasa Karsa totaling 1,327,693,247 (one billion three hundred twenty seven million six hundred ninety three thousand two hundred forty seven) shares or 23.03% (twenty three point zero three percent) of the total shares which had been placed and paid-up by the Company;--------------------

- International Finance Corporation totaling 306,532,397 (three hundred six million five hundred thirty two thousand three hundred ninety seven) shares or 5.32% (five point thirty two percent) of the total shares which had been placed and paid-up by the Company;------------------------------------

- Public totaling 1,075,905,053 (one billion seventy five million nine hundred five thousand fifty three) shares or 18.65% (eighteen point sixty five percent) of the total shares which had been placed and paid-up by the Company.------------------------

- Anticipated schedule of acquisition:-----------

  - The announcement on summary of acquisition plan is on the fifth of August, two thousand and five (5-8-2005);-----------------------

- The notification of Extraordinary General Meeting of Shareholders (RUPSLB) is on the eighth of August, two thousand and five (8-8-2005);--
- The notice of RUPSLB is on the twenty third of August, two thousand and five (23-8-2005);
- The announcement to the Company's employees regarding the acquisition is on the twenty third of August, two thousand and five (23-8-2005);--
- RUPSLB is on the seventh of September, two thousand and five (7-9-2005);----------------
- The reporting of the results of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);----------------------------
- The announcement on results of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);----------------------------
- The Submission of document on Fit and Proper Test to Bank Indonesia is on the eighth of September, two thousand and five (8-9-2005);-
- The anticipated date of approval from Bank Indonesia is on the tenth of October, two thousand and five (10-10-2005);--------------
- The settlement of payment in connection with the shares purchase agreement is on the

fourteenth of October, two thousand and five (14-10-2005);-------------------------------

- The signing of the acquisition deed is on the fourteenth of October, two thousand and five (14-10-2005);-------------------------------

DRAFT OF ACQUISITION DEED ------------------------

The draft of acquisition deed had also been distributed to the shareholders or proxy of the shareholders who were present before entering into the Meeting room. The draft of Acquisition Deed covers:---

- Article 1: Acquisition and Price of Acquisition;
- Article 2: Representation and Warranties of the-Seller;-----------------------------
- Article 3: Representation and Warranties of the-Purchaser;--------------------------
- Article 4: Miscellaneous;-----------------------

-Further explanation on the Acquisition Plan and Draft of Acquisition Deed are as having been distributed to the Shareholders or their proxy, who are present in the Meeting.-----------------------

-In line with the existing provision after the completion of the acquisition process of the Company, UOB International Investment Private Limited will take follow-up action to conduct a

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

Tender Offer for the remaining shares of the Company owned by the Shareholders which are not owned by UOBII in accordance with the Regulations of Bapepam (Capital Market Supervisory Board) Number: IX.H.1 regarding Take-over of Public Company and Regulations of Bapepam Number: IX.F.1 regarding Tender Offer.-----------------------------

3. To give authority to the Board of Directors of the Company to sign all related documents needed in connection with the purpose mentioned above, as well as to appear before and to submit to the competent authorities, in accordance with the existing laws and regulations, including but not limited to make amendments to the draft of Acquisition Deed, if needed, as well as the power to state and declare the decision of the Meeting in a separate deed before a notary public.------------

-The Chairman of the Meeting continues by giving opportunity to the shareholders and/or their proxy to raise questions on the agenda of the Meeting;----------

-Since there is no question, the Chairman of the Meeting proposes to those present in the Meeting in order that the Meeting in deliberation or discussion leading to mutual agreement approved the proposed decision on the agenda of the Meeting as having been proposed.---

-The first agenda of the Meeting is approved in deliberation or discussion leading to mutual agreement and with regard to the second agenda of the Meeting there are shareholders and/or proxy of the shareholders who issue blank votes, namely a total of 360,668,107 (three hundred sixty million six hundred sixty eight thousand one hundred seven) shares or about 6.68% (six point sixty eight percent) of the total shares which are present in the Meeting, so therefore, the Meeting based on the majority votes of 4,872,891,188 (four billion eight hundred seventy two million eight hundred ninety one thousand one hundred eighty eight) shares or about 93.11% (ninety three point eleven percent) of the total shares which are present in the Meeting decide as follows:---

To approve the acquisition of the Company to be conducted by UOB International Investment Private Limited (UOBII), and to approve the Acquisition Plan and Draft of Acquisition Deed, as follows:-------------

1. To approve the Acquisition of the Company to be conducted by UOB International Investment Private Limited (UOBII) by taking over 30% (thirty percent) of the placed and paid-up capital of the Company or 1,729,872,821 (one billion seven hundred twenty nine million eight hundred seventy two thousand eight hundred twenty one) shares of the Company from PT Sari Dasa Karsa and other Shareholders, so

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

that the ownership of UOBII in the Company increases to 53% (fifty three percent) of the placed and paid-up capital of the Company or 3,056,112,040 (three billion fifty six million one hundred twelve thousand forty) shares.-------------

With the following explanations:------------------

REGARDING THE COMPANY (The Acquired Party)---------

- Incorporated/established in 1956 (nineteen hundred and fifty six) and is one of the oldest Bank in Indonesia.----------------------------
- Since 2000 (two thousand) it has become a Public Company and its shares are listed and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange.----------------------
- It has 187 (one hundred eighty seven) offices service networks scattered in 18 (eighteen) Provinces in Indonesia with office location at the center for trade activity, hundreds of ATM's owned and thousands of ALTO ATM and Jointly Operated ATM.-------------------------
- The main market share is the trade business player and industry, as well as related services.--------------------------------------
- The Company is owned by strategic shareholders, namely International Finance Corporation (IFC), a subsidiary of the World Bank in 2003 (two

thousand and three) and followed by UOBII in 2004 (two thousand and four) with the ownership of 23% (twenty three percent) of the placed and paid-up capital of the Company.----------------

- It obtains the predicate of "Very Good" consecutively from 1999 (nineteen hundred and ninety nine) to 2004 (two thousand and four) by Info Bank Magazine and obtains A- (A minus) corporate rating from Pefindo and Fitch Rating.

REGARDING UOB INTERNATIONAL INVESTMENT PRIVATE LIMITED (The Acquiring Party)---------------------

- Incorporated/established in 1980 (nineteen hundred and eighty) in Singapore as a Limited Liability Company.----------------------------
- UOBII is a subsidiary fully owned by United Overseas Bank Limited (UOB) and it is an investment company.--------------------------
- At present UOBII has 1,326,239,219 (one billion three hundred twenty six million two hundred thirty nine thousand two hundred nineteen) ordinary shares in the Company or 23% (twenty three percent) of the placed and paid-up capital of the Company.-----------------------

REGARDING UNITED OVERSEAS BANK (UOB) -------------

- This Bank has global networks in 18 (eighteen) countries in Asia Pacific region, Western

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

Europe and Northern America with 61 (sixty one) offices in Singapore, more than 300 (three hundred) offices scattered in Australia, Brunei, Canada, China, France, Hong Kong, Indonesia, Japan, Malaysia, Myanmar, The Philippines, South Korea, Taiwan, Thailand, United Kingdom, United States of America and Vietnam.---

- Listed as the second major bank in Singapore with total asset of S$ 112 billion (one hundred twelve billion Singaporean Dollars) as of the thirty first of December, two thousand and four (31-12-2004).----------------------------------

REASONS OF THE UOB FOR SELECTING THE COMPANY ------

- Indonesia economy is expected to grow to be the strongest in South-East Asia in the future.----
- The strong economic growth supported by huge population namely reaching 220 (two hundred twenty) million is expected to accelerate the growth of the financial service sector in Indonesia.-------------------------------------
- The Company has some experience and successful business in establishing cooperation with small-scale and medium-scale business in Indonesia.—

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS * TRANSLATOR *

- UOB will be able to assist the Company in increasing its income by sharing the experience and expertise in the banking area, among others:
  - Capacity of consumer's banking distribution;
  - Capacity and packaging of product and service;------------------------------------
  - Reengineering process;---------------------
  - Risk management;---------------------------

REASONS OF THE COMPANY FOR SELECTING UOBII---------

- It will promote the success and the Company's business into a new stage and enable the Company to enter into the area of national banking competition both with local and foreign banks.--
- The company has had a very dynamic plan for the future and the existence of a strong majority shareholder such as UOB will considerably assist in realizing the plan.------------------
- The consumer product and strong distribution capacity of UOB in Singapore and others parts of South-East Asia, are expected to be able to be shared together with the Company in the domestic market.------------------------------
- Upon the development of the sector of small and medium scale business and consumer banking business, the Company can establish cooperation

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

with UOB to improve risk management and credit process of the Company.-----------------------

- In the sector of small-scale and medium-scale business, the Company is adequately recognized to have succeeded in establishing cooperation. With the aid of UOB, the Company expects to be able to become one of the main players in the small-scale and medium-scale business and in the area of consumer banking in Indonesia.-----

Further explanation on the first agenda can be seen in the Acquisition Plan and Summary of Acquisition Plan, which have been distributed to the share-holders or proxy of the shareholders.--------------

2. To approve the Acquisition Plan and Draft of Acquisition Deed of the Company, as follows:-------

ACQUISITION PLAN --------------------------------

- Acquisition Plan and Draft of Acquisition Deed had been distributed to the shareholders or proxy of the shareholders who were present before entering into the Meeting room and the Summary of Acquisition Plan had been announced in Bisnis Indonesia and Media Indonesia newspapers on the fifth of August, two thousand and five (5-8-2005) and its correction on the twelfth of August, two thousand and five (12-8-2005).---------------------------------------

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

- The total shares to be acquired are originating from PT Sari Dasa Karsa and other shareholders totaling 1,729,872,821 (one billion seven hundred twenty nine million eight hundred seventy two thousand eight hundred twenty one) shares or 30% (thirty percent) of the total shares which had been placed and paid-up by the Company and it is an additional ownership of the shares which have been owned at present, namely 23% (twenty three percent) of the total shares which had been placed and paid-up by the Company.--------------------------------------

- The composition of the Company's shares ownership (shareholding composition) after acquisition is as follows:--------------------

  - UOBII totaling 3,056,112,040 (three billion fifty six million one hundred twelve thousand forty) shares or 53% (fifty three percent) of the total shares which had been placed and paid-up by the Company;-----------------

  - PT Sari Dasa Karsa totaling 1,327,693,247 (one billion three hundred twenty seven million six hundred ninety three thousand two hundred forty seven) shares or 23.03% (twenty three point zero three percent) of the total shares which had been placed and paid-up by the Company;--------------------

CERTIFIED, AUTHORIZED AND SWORN ★ TRANSLATOR ★ M. LUHUT SITORUS

- International Finance Corporation totaling 306,532,397 (three hundred six million five hundred thirty two thousand three hundred ninety seven) shares or 5.32% (five point thirty two percent) of the total shares which had been placed and paid-up by the Company;------------------------------------
- Public totaling 1,075,905,053 (one billion seventy five million nine hundred five thousand fifty three) shares or 18.65% (eighteen point sixty five percent) of the total shares which had been placed and paid-up by the Company.--------------------------

- Anticipated schedule of acquisition:-----------
  - The announcement on summary of acquisition plan is on the fifth of August, two thousand and five (5-8-2005);------------------------
  - The notification of Extraordinary General Meeting of Shareholders (RUPSLB) is on the eighth of August, two thousand and five (8-8-2005);---------------------------------------
  - The notice of RUPSLB is on the twenty third of August, two thousand and five (23-8-2005);
  - The announcement to the Company's employees regarding the acquisition is on the twenty third of August, two thousand and five (23-8-2005);---------------------------------------

CERTIFIED, AUTHORIZED AND SWORN ★ TRANSLATOR ★ M. LUHUT SITORUS

- RUPSLB is on the seventh of September, two thousand and five (7-9-2005);----------------
- The reporting of the results of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);----------------------------
- The announcement on results of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);----------------------------
- The Submission of document on Fit and Proper Test to Bank Indonesia is on the eighth of September, two thousand and five (8-9-2005);-
- The anticipated date of approval from Bank Indonesia is on the tenth of October, two thousand and five (10-10-2005);-------------
- The settlement of payment in connection with the shares purchase agreement is on the fourteenth of October, two thousand and five (14-10-2005);--------------------------------
- The signing of the acquisition deed is on the fourteenth of October, two thousand and five (14-10-2005);--------------------------------

DRAFT OF ACQUISITION DEED ------------------------

The draft of acquisition deed had also been distributed to the shareholders or proxy of the shareholders who were present before entering into the Meeting room. The draft of Acquisition Deed covers:---

- Article 1: Acquisition and Price of Acquisition;
- Article 2: Representation and Warranties of the-Seller;------------------------------
- Article 3: Representation and Warranties of the-Purchaser;---------------------------
- Article 4: Miscellaneous;-----------------------

-Further explanation on the Acquisition Plan and Draft of Acquisition Deed are as having been distributed to the Shareholders or their proxy, who are present in the Meeting.------------------------

-In line with the existing provision after the completion of the acquisition process of the Company, UOB International Investment Private Limited will take follow-up action to conduct the Tender Offer for the remaining shares of the Company owned by the Shareholders which are not owned by UOBII in accordance with the Regulations of Bapepam (Capital Market Supervisory Board) Number: IX.H.1 regarding Take-over of Public Company and Regulations of Bapepam Number: IX.F.1 regarding Tender Offer.----------------------------

3. To approve the giving of authority to the Board of Directors of the Company to sign all related documents needed in connection with the purpose mentioned above, as well as to appear before and to submit to the competent authorities, in accordance

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

with the existing laws and regulations, including but not limited to make amendments to the draft of Acquisition Deed, if needed, as well as the power to state and declare the decision of the Meeting in a separate deed before a notary public.------------

-Since there were no other matters to be discussed and decided in the Meeting, the Chairman of the Meeting closed the Meeting at 11.30 (thirty minutes past eleven) Western Indonesia Time.------------------------

-Therefore I, the Notary Public have drawn up this Minutes of Meeting to be used as necessary.------------

-Those persons appearing before me were introduced to me, the Notary Public by 2 (two) other persons appearing before me.---

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:-----------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/Suburb, Pancoran Sub-District; and --------

- Mr. Heriyanto, Sarjana Hukum, born in Muara Kuang, on the nineteenth of November, nineteen hundred and seventy six (19-11-1976), residing in Jakarta, Pangkalan Jati, Neighborhood Association (Rukun Tetangga) 007, Community Association (Rukun Warga) 013, Cipinang Melayu Village/Suburb, Makasar Sub-District;--

both of whom are employees at my, the Notary's Office, as witnesses.--

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by the person appearing before me, Mr. RADEN RACHMAD and Mr. JIMMY HENRICUS KURNIAWAN LAIHAD mentioned above, witnesses and me, the Notary Public, whereas the other persons who were also appearing before me had left the room.-----------------

-Made or drawn up with three amendments, i.e. two crossings out with substitutions and one crossing out without substitution.----------------------------------

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY.

Substitute Notary Public in Jakarta,

officially stamped by the Notary Public *duty stamp* *signed*

DINA CHOZIE, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, September 28, 2005.

CERTIFIED, AUTHORIZED & SWORN TRANSLATOR M. LUHUT SITORUS

LOMS

L.M. SITORUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH

CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS

MULTILINGUAL TRANSLATION AND EDITING SERVICES :

Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

BHINNEKA TUNGGAL IKA

NOTARY PUBLIC AND LAND DEED OFFICIAL

FATHIAH HELMI, SH

DECREE OF THE MINISTER OF JUSTICE OF THE REPUBLIC OF INDONESIA
Dated the 1st of September, 1998, No. C-145. HT. 03.02-Th. 1998

DECREE OF THE MINISTER OF AGRARIAN AFFAIRS/
HEAD OF NATIONAL LAND AFFAIRS BOARD
Dated the 21st of December, 1998, No. 18-XI-1998

Menara Thamrin 2nd Floor, Suite 202
Jl. M.H. Thamrin Kav. 3, Jakarta 10250
Phone. (021) 3913853-54, 3907508, Fax. (021) 3102567
e-mail: fathiah@indosat.net.id

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR
M. LUHUT SITORUS

STATEMENT OF DECISION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk.

(A LIMITED LIABILITY COMPANY)

abbreviated into PT BBI Tbk.

Number: 12.-

-On this day, Wednesday, the seventh of September, two thousand and five (7-9-2005).-------------------------

-At 11.35 (twenty five minutes to twelve) Western Indonesia Time.---

-Appearing before me, **DINA CHOZIE**, Sarjana Hukum (Master of Law), by virtue of Oath Taking Official Report of the Substitute Notary dated the twenty sixth of July, two thousand and five (26-7-2005), based on the Written Decision of the Chairman of Notary Public Area Supervisory Board for the Jakarta Special Capital Region, Department of Law and Human Rights of the Republic of Indonesia dated the thirteenth of July, two thousand and five (13-7-2005) Number: W7.HT.03.07-1107 Th 2005, a substitute for **FATHIAH HELMI,** Sarjana Hukum (Master of Law), a Notary Public in Jakarta, in the presence of witnesses who are known to me, the Notary Public, and whose names will be mentioned at the closing part of this deed:----------------------------

1. Mr. **JIMMY HENRICUS KURNIAWAN LAIHAD**, born in Jakarta, on the second of September, nineteen hundred and fifty eight (2-9-1958), privately

employed person, Indonesian Citizen, residing in West Jakarta, Taman Kebon Jeruk Block I/8/23, Neighborhood Association (Rukun Tetangga) 003, Community Association (Rukun Warga) 002, Srengseng Village/Suburb, Kembangan Sub-District;-----------

-The holder of a Resident's Identity Card number: 09.5208.020958.0313, which is valid until the second of September, two thousand and seven (2-9-2007);---

2. Mr. **SAFRULLAH HADI SALEH**, born in Jakarta, on the twenty third of September, nineteen hundred and fifty four (23-9-1954), privately employed person, Indonesian Citizen, residing in East Jakarta, Era Mas 2000 E-4/12, Neighborhood Association (Rukun Tetangga) 001, Community Association (Rukun Warga) 015, Pulo Gebang Village/Suburb, Cakung Sub-District;---------------------------------------

-The holder of a Resident's Identity Card number: 09.5402.230954.0188, which is valid until the twenty third of September, two thousand and seven (23-9-2007);---

-according to their statements in this matter acting in their respective capacities as the President Director and a Director of PT Bank Buana Indonesia Tbk. mentioned below, and as such representing the Board of Directors of PT Bank Buana Indonesia Tbk., as a proxy of an Extraordinary General Meeting of Shareholders of

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

PT BANK BUANA INDONESIA Tbk, dated today, the Minutes of Meeting of which were drawn up before me, the Notary Public, dated the seventh of September, two thousand and five (7-9-2005), number: 11, and therefore for and on behalf of an Extraordinary General Meeting of Shareholders of **PT BANK BUANA INDONESIA Tbk abbreviated into PT BBI Tbk.**, domiciled/located in Jakarta, the Articles of Association of which had been promulgated in the State Gazette of the Republic of Indonesia dated the thirtieth of November, nineteen hundred and fifty six (30-11-1956) Number: 96, Supplement Number: 1243, and the same had been amended several times, and the most recent amendments to the articles of association are as those contained in the deed number: 6, dated the second of June, two thousand and five (2-6-2005) drawn up before Fathiah Helmi, Sarjana Hukum (Master of Law), a Notary Public in Jakarta, the Report of the Deed of Amendment to the Company's Articles of Association had been received and recorded in the Sisminbakum (Legal Entity Administration System) Database of the Directorate General of Public Law Administration, Department of Law and Human Rights of the Republic of Indonesia dated the seventeenth of June, two thousand and five (17-6-2005) Number: C-16876 HT.01.04.TH.2005, as well as registered in the Company Register of the Industry and Trade Sub-Service of the West Jakarta Municipality under Number: 1333/RUB.09.02/VIII/2005

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

dated the fifth of August, two thousand and five (5-8-2005).--

-Hereinafter PT BANK BUANA INDONESIA Tbk. abbreviated into PT BBI Tbk. in this deed shall be referred to as **"the Company"**.-------------------------------------

-Those persons appearing before me acting as mentioned above in the first instance state the following matters in this deed:-------------------------------------

A. That an Extraordinary General Meeting of Shareholders of the Company (hereinafter shall be referred to as **"the Meeting"**) was held on the seventh of September, two thousand and five (7-9-2005), taking place at the PT Bank Buana Indonesia Tbk Building, the Minutes of Meeting of which had been drawn up before me, the Notary Public, dated the seventh of September, two thousand and five (7-9-2005), number: 11.-------------------------

B. That the purpose of the convening/holding of the Meeting is to fulfill the request of PT Sari Dasa Karsa as a Shareholder of the Company with the shareholding percentage of 43.53% (forty three point fifty three percent) by means of the letter dated the twenty seventh of July, two thousand and five (27-7-2005) Number: 53A/SDK/VII/05 in connection with the plan of UOB International Investment Private Limited (hereinafter referred

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

to as the "UOBII") to acquire the Company's shares from PT Sari Dasa Karsa and other Shareholders of the Company as provided for in Paragraph 2 of Article 20 of the Company's Articles of Association.--

-The Meeting also convened (was held) in order to fulfill the provisions of paragraph 3 of article 103 of Laws of the Republic of Indonesia Number 1 regarding Limited Liability Company in conjunction with paragraph 2 of Article 29 of the Government Regulations of the Republic of Indonesia Number 28 of 1999 regarding Merger, Consolidation and Acquisition of General Bank, Decree of the Board of Directors of Bank Indonesia Number: 32/51/ KEP/DIR dated the fourteenth of May, nineteen hundred and ninety nine (14-5-1999) regarding Requirements and Procedure for Merger, Consolidation and Acquisition of General Bank and the provisions of paragraph 2 of Article 27 of the Company's Articles of Association, an announcement on information of acquisition to wit "Summary of Acquisition Plan" has been placed on Bisnis Indonesia and Media Indonesia (Morning daily newspapers) dated the fifth of August, two thousand and five (5-8-2005) as well as Correction to the Summary of Acquisition Plan on the same newspapers on the twelfth of August, two thousand and five (12-8-2005).----------------------------

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

-That in order to fulfill the provisions of paragraph 2 of article 21 of the Company's Articles of Association, notifications for the convening/holding of the Meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the eighth of August, two thousand and five (8-8-2005).--

-That in order to fulfill the provisions of paragraph 3 of article 21 of the Company's Articles of Association, notices of meeting had been served/ sent by means of 2 (two) daily newspapers namely Bisnis Indonesia and Media Indonesia (Morning daily newspapers), both of which were published on the twenty third of August, two thousand and five (23-8-2005) which shall read as follows:----------

---------- PT BANK BUANA INDONESIA Tbk. ----------

---------------- ("THE COMPANY") -----------------

---------- Domiciled/Located in Jakarta ----------

--------------------- NOTICE ---------------------

-- EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS --

The Company's Board of Directors hereby invites the Shareholders of the Company to attend an Extra-ordinary General Meeting of Shareholders ("the Meeting") which will be held on:-----------------

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

Day/Date : Wednesday/September 7, 2005;---

Time : 10.00 Western Indonesia Time up to the end (closing);----------

Place : PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building, Meeting Room 5th Floor, -------- Jl. Wahid Hasyim No. 89 ------- Central Jakarta.---------------

Items on the Agenda:-----------------------------

1. Approval for acquisition of the Company to be conducted by UOB International Investment Private Limited (UBOII);-------------------
2. Approval for Acquisition Plan and Draft of Acquisition Deed.---------

Notes:---

1. In accordance with Paragraph 3 of Article 21 of the Company's Articles of Association, the Company does not send separate invitations to the Shareholders. Therefore, this advertisement is regarded as an official invitation.--------

2. Those who are entitled to attend or be represented in the Meeting mentioned above are the Shareholders whose names are registered in the Register of Shareholders of the Company, either the Company's shares in the form of

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

warrant or shares in the collective safekeeping on August 22, 2005 at 16.00 Western Indonesia Time (WIB). The Accountholder of KSEI (Stock Company or Custodian Bank) shall be obliged to surrender the investor's particulars (data) who are their Customers for the purpose of issuance of Written Confirmation for the General Meeting of Shareholders ("KTUR") by the Company.

3. The Shareholders who are not able to attend the meeting, may be represented by his/her proxy by virtue of lawful Written Power of Attorney as determined by the Board of Directors.------

4. The members of the Board of Commissioners, the members of the Board of Directors and Employees of the Company may act as Proxies in the Meeting, however, the votes they cast in the Meeting as proxy shall not be counted in the casting of votes.----------------------------

5. The form of Written Power of Attorney is/are available everyday, during the working hours at the Office of the Company, Corporate Secretary and Legal Bureau, Bank Buana Harmoni Building, 4th Floor, Jln. Gajah Mada No. 1A, Jakarta 10130, (Phone.: (021) 6330585 ext 3401/3403 or at the Company's Stock Administration Bureau, PT Sirca Datapro Perdana, Sirca

Building, Jln. Johar No. 18, Menteng, Central Jakarta 10340, Phone. (021) 3900645, 3905920.-

6. For the Shareholders, who are represented by his/her Proxy, Written Power of Attorney shall have been received by the Company or Company's Stock Administration Bureau at the address (place) as mentioned above, at the latest 3 (three) workdays before the date of the Meeting.---------------------------------------

7. The Shareholders or his/her Proxy who will attend the Meeting is requested to submit a photocopy of his/her Resident's Identity Card (KTP) which is still valid or the photocopy of other identity cards to the Registration Officer before entering the Meeting room, and the Shareholders which are in the form of legal entities are obligated to submit a photocopy of the Articles of Association accompanied by the proof of citizenship of the person who represent the said legal entity/ body.---

8. To facilitate the arrangement and for the orderliness of the Meeting, the Shareholders or their proxies are requested to be present at the place of the Meeting 30 (thirty) minutes before the Meeting is commenced.--------------

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

---------------- Jakarta, August 23, 2005 -------

--------------- PT BANK BUANA INDONESIA Tbk. -----

------------------ The Board of Directors --------

-That one sheet of the daily newspapers which contains the notification and the correction thereof and notice of the Meeting mentioned above is attached to the minutes of my, the Notary's deed dated today, number: 11.--

C. -That in accordance with the Register of Shareholders of the Company as of the twenty second of August, two thousand and five (22-8-2005), the total amount of the Company's issued shares are 5,766,242,737 (five billion seven hundred sixty six million two hundred forty two thousand seven hundred thirty seven) shares.--------------------

D. -That a total of 5,233,559,295 (five billion two hundred thirty three million five hundred fifty nine thousand two hundred ninety five) shares or approximately 90.76% (ninety point seventy six percent) of the total shares which have been issued by the Company were present and/or represented in the Meeting, so based on paragraph 1 of Article 27 of the Company's Articles of Association, the Meeting was lawful and would be entitled to make lawful and binding decisions regarding the matters to be discussed in accordance with the items on the agenda of the Meeting.--------------------------

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

-That those persons appearing before me acting as mentioned above have been granted power by the Meeting to state and declare all decisions of the Meeting in a separate deed before the Notary Public;----------------

-That in this deed those persons appearing before me acting as mentioned above hereby intend to exercise the power mentioned above.--------------------------------

-Subsequently, in connection with those matters described above, those persons appearing before me acting as proxies mentioned above, hereby state that in the said Meeting, the first agenda of the Meeting is approved in deliberation or discussion leading to mutual agreement and the second agenda of the Meeting is approved by the majority votes of 4,872,891,188 (four billion eight hundred seventy two million eight hundred ninety one thousand one hundred eighty eight) shares or about 93.11% (ninety three point eleven percent) of the total shares which are present in the Meeting decide as follows:----------------------------

To approve the acquisition of the Company to be conducted by UOB International Investment Private Limited (UOBII), and to approve the Acquisition Plan and Draft of Acquisition Deed, as follows:-------------

1. To approve the Acquisition of the Company to be conducted by UOB International Investment Private Limited (UOBII) by taking over 30% (thirty percent)

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

of the placed and paid-up capital of the Company or 1,729,872,821 (one billion seven hundred twenty nine million eight hundred seventy two thousand eight hundred twenty one) shares of the Company from PT Sari Dasa Karsa and other Shareholders, so that the ownership of UOBII in the Company increases to 53% (fifty three percent) of the placed and paid-up capital of the Company or 3,056,112,040 (three billion fifty six million one hundred twelve thousand forty) shares.---------------------------

With the following explanations:-------------------

REGARDING THE COMPANY (The Acquired Party)---------

- Incorporated/established in 1956 (nineteen hundred and fifty six) and is one of the oldest Bank in Indonesia.----------------------------
- Since 2000 (two thousand) it has become a Public Company and its shares are listed and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange.----------------------
- It has 187 (one hundred eighty seven) offices service networks scattered in 18 (eighteen) Provinces in Indonesia with office location at the center for trade activity, hundreds of ATM's owned and thousands of ALTO ATM and Jointly Operated ATM.-------------------------

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

- The main market share is the trade business player and industry, as well as related services.--
- The Company is owned by strategic shareholders, namely International Finance Corporation (IFC), a subsidiary of the World Bank in 2003 (two thousand and three) and followed by UOBII in 2004 (two thousand and four) with the ownership of 23% (twenty three percent) of the placed and paid-up capital of the Company.----------------
- It obtains the predicate of "Very Good" consecutively from 1999 (nineteen hundred and ninety nine) to 2004 (two thousand and four) by Info Bank Magazine and obtains A- (A minus) corporate rating from Pefindo and Fitch Rating.

REGARDING UOB INTERNATIONAL INVESTMENT PRIVATE LIMITED (The Acquiring Party)---------------------

- Incorporated/established in 1980 (nineteen hundred and eighty) in Singapore as a Limited Liability Company.-----------------------------
- UOBII is a subsidiary fully owned by United Overseas Bank Limited (UOB) and it is an investment company.---------------------------
- At present UOBII has 1,326,239,219 (one billion three hundred twenty six million two hundred thirty nine thousand two hundred nineteen) ordinary shares in the Company or 23% (twenty

three percent) of the placed and paid-up capital of the Company.------------------------

REGARDING UNITED OVERSEAS BANK (UOB) --------------

- This Bank has global networks in 18 (eighteen) countries in Asia Pacific region, Western Europe and Northern America with 61 (sixty one) offices in Singapore, more than 300 (three hundred) offices scattered in Australia, Brunei, Canada, China, France, Hong Kong, Indonesia, Japan, Malaysia, Myanmar, The Philippines, South Korea, Taiwan, Thailand, United Kingdom, United States of America and Vietnam.----------
- Listed as the second major bank in Singapore with total asset of S$ 112 billion (one hundred twelve billion Singaporean Dollars) as of the thirty first of December, two thousand and four (31-12-2004).--------------------------------

REASONS OF THE UOB FOR SELECTING THE COMPANY ------

- Indonesia economy is expected to grow to be the strongest in South-East Asia in the future;----
- The strong economic growth supported by huge population namely reaching 220 (two hundred twenty) million is expected to accelerate the growth of the financial service sector in Indonesia.-----------------------------------

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

- The Company has some experience and successful business in establishing cooperation with small-scale and medium-scale business in Indonesia.--
- UOB will be able to assist the Company in increasing its income by sharing the experience and expertise in the banking area, among others:
  - Capacity of consumer's banking distribution;
  - Capacity and packaging of product and service;-----------------------------------
  - Reengineering process;----------------------
  - Risk management;---------------------------

REASONS OF THE COMPANY FOR SELECTING UOBII---------

- It will promote the success and the Company's business into a new stage and enable the Company to enter into the area of national banking competition both with local and foreign banks.--
- The company has had a very dynamic plan for the future and the existence of a strong majority shareholder such as UOB will considerably assist in realizing the plan.------------------
- The consumer product and strong distribution capacity of UOB in Singapore and others parts of South-East Asia, are expected to be able to be shared together with the Company in the domestic market.------------------------------

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

- Upon the development of the sector of small and medium scale business and consumer banking business, the Company can establish cooperation with UOB to improve risk management and credit process of the Company.-----------------------
- In the sector of small-scale and medium-scale business, the Company is adequately recognized to have succeeded in establishing cooperation. With the aid of UOB, the Company expects to be able to become one of the main players in the small-scale and medium-scale business and in the area of consumer banking in Indonesia.-----

Further explanation on the first agenda can be seen in the Acquisition Plan and Summary of Acquisition Plan, which have been distributed to the share-holders or proxy of the shareholders.--------------

2. To approve the Acquisition Plan and Draft of Acquisition Deed of the Company, as follows:-------

ACQUISITION PLAN ---------------------------------

- Acquisition Plan and Draft of Acquisition Deed had been distributed to the shareholders or proxy of the shareholders who were present before entering into the Meeting room and the Summary of Acquisition Plan had been announced in Bisnis Indonesia and Media Indonesia newspapers on the fifth of August, two thousand

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

and five (5-8-2005) and its correction on the twelfth of August, two thousand and five (12-8-2005).--

- The total shares to be acquired are originating from PT Sari Dasa Karsa and other shareholders totaling 1,729,872,821 (one billion seven hundred twenty nine million eight hundred seventy two thousand eight hundred twenty one) shares or 30% (thirty percent) of the total shares which had been placed and paid-up by the Company and it is an additional ownership of the shares which have been owned at present, namely 23% (twenty three percent) of the total shares which had been placed and paid-up by the Company.-------------------------------------

- The composition of the Company's shares ownership (shareholding composition) after acquisition is as follows:--------------------

  - UOBII totaling 3,056,112,040 (three billion fifty six million one hundred twelve thousand forty) shares or 53% (fifty three percent) of the total shares which had been placed and paid-up by the Company;----------------

  - PT Sari Dasa Karsa totaling 1,327,693,247 (one billion three hundred twenty seven million six hundred ninety three thousand two hundred forty seven) shares or 23.03%

CERTIFIED, AUTHORIZED AND SWORN M. LUKUT SITORUS * TRANSLATOR *

(twenty three point zero three percent) of the total shares which had been placed and paid-up by the Company;--------------------

- International Finance Corporation totaling 306,532,397 (three hundred six million five hundred thirty two thousand three hundred ninety seven) shares or 5.32% (five point thirty two percent) of the total shares which had been placed and paid-up by the Company;-----------------------------------

- Public totaling 1,075,905,053 (one billion seventy five million nine hundred five thousand fifty three) shares or 18.65% (eighteen point sixty five percent) of the total shares which had been placed and paid-up by the Company.------------------------

- Anticipated schedule of acquisition:-----------

  - The announcement on summary of acquisition plan is on the fifth of August, two thousand and five (5-8-2005);------------------------

  - The notification of Extraordinary General Meeting of Shareholders (RUPSLB) is on the eighth of August, two thousand and five (8-8-2005);---------------------------------------

  - The notice of RUPSLB is on the twenty third of August, two thousand and five (23-8-2005);

CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

- The announcement to the Company's employees regarding the acquisition is on the twenty third of August, two thousand and five (23-8-2005);--

- RUPSLB is on the seventh of September, two thousand and five (7-9-2005);----------------

- The reporting of the result of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);----------------------------

- The announcement on results of RUPSLB is on the eighth of September, two thousand and five (8-9-2005);----------------------------

- The Submission of document on Fit and Proper Test to Bank Indonesia is on the eighth of September, two thousand and five (8-9-2005);-

- The anticipated date of approval from Bank Indonesia is on the tenth of October, two thousand and five (10-10-2005);--------------

- The settlement of payment in connection with the shares purchase agreement is on the fourteenth of October, two thousand and five (14-10-2005);--------------------------------

- The signing of the acquisition deed is on the fourteenth of October, two thousand and five (14-10-2005);--------------------------------

DRAFT OF ACQUISITION DEED ------------------------

The draft of acquisition deed had also been distributed to the shareholders or to the proxy of the shareholders who were present before entering into the Meeting room. The draft of Acquisition Deed covers:---------------------------------------

- Article 1: Acquisition and Price of Acquisition;
- Article 2: Representation and Warranties of the-Seller;-----------------------------
- Article 3: Representation and Warranties of the-Purchaser;--------------------------
- Article 4: Miscellaneous;-----------------------

-Further explanation on the Acquisition Plan and Draft of Acquisition Deed are as having been distributed to the Shareholders or their proxy, who are present in the Meeting.------------------------

-In line with the existing provision after the completion of the acquisition process of the Company, UOB International Investment Private Limited will take follow-up action to conduct the Tender Offer for the remaining shares of the Company owned by the Shareholders which are not owned by UOBII in accordance with the Regulations of Bapepam (Capital Market Supervisory Board) Number: IX.H.1 regarding Take-over of Public Company and

Regulations of Bapepam Number: IX.F.1 regarding Tender Offer.---------------------------------------

3. To approve the giving of authority to the Board of Directors of the Company to sign all related documents needed in connection with the purpose mentioned above, as well as to appear before and to submit to the competent authorities, in accordance with the existing laws and regulations, including but not limited to make amendments to the draft of Acquisition Deed, if needed, as well as the power to state and declare the decision of the Meeting in a separate deed before a notary public.------------

I, the Notary Public, know those persons appearing before me.--

--------------------- **THIS DEED** ---------------------

-Made or drawn up as minutes and executed in Jakarta on the day and date as mentioned in the preamble of this deed, in the presence of:----------------------------

- Mrs. Dahlia, Sarjana Hukum (Master of Law), born in Kota bumi, on the tenth of May, nineteen hundred and sixty eight (10-5-1968), residing in South Jakarta, Jalan Pengadegan Utara I number 37, Neighborhood Association (Rukun Tetangga) 006, Community Association (Rukun Warga) 006, Pengadegan Village/Suburb, Pancoran Sub-District; and --------

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

- Mr. Heriyanto, Sarjana Hukum, born in Muara Kuang, on the nineteenth of November, nineteen hundred and seventy six (19-11-1976), residing in Jakarta, Pangkalan Jati, Neighborhood Association (Rukun Tetangga) 007, Community Association (Rukun Warga) 013, Cipinang Melayu Village/Suburb, Makasar Sub-District;---

both of whom are employees at my, the Notary's Office, as witnesses.---

-After this deed was read out by me, the Notary Public to those persons appearing before me and witnesses, it was immediately signed by those persons appearing before me, witnesses and me, the Notary Public.--------

-Made or drawn up with two amendments, i.e. one crossing out with substitution, and one crossing out without substitution.---

-The original of this Deed has been duly signed.-------

ISSUED AS A CERTIFIED COPY.

Substitute Notary Public in Jakarta,

officially stamped by the Notary Public *duty stamp* *signed*

DINA CHOZIE, SH.

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, September 28, 2005.

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

File Number :
82-34694

Attachment 4/4

No.05/CST/021

Jakarta, September 14, 2005

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10710

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.05/DIR/940 dated September 7, 2005 on Plan to Hold an Extraordinary General Shareholders Meeting of PT Bank Buana Indonesia Tbk. (Bank Buana), please find enclosed proof of publication on the Announcement to Shareholders that has been published on 2 (two) Daily Morning Newspapers, Bisnis Indonesia and Media Indonesia on September 14, 2005.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh   Juliana Samudro

File Number :
82-34694

Attachment 4/4

PT BANK BUANA INDONESIA Tbk.
(the "Bank")

ANNOUNCEMENT TO SHAREHOLDERS

Please be informed that on Friday, October 14, 2005 the Bank would hold an Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on Thursday, September 29, 2005, on 2 (two) national newspapers in Bahasa Indonesia.

Shareholders who can attend the Meeting are those listed on the Shareholders' List as of September 28, 2005 at 4:00 PM.

All proposed agendas from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 (three) days before September 29, 2005 at the latest.

Jakarta, September 14, 2005
PT BANK BUANA INDONESIA Tbk.
Board of Directors